Exhibit 99.1

Canada Goose Announces Pricing of Public Secondary Offering

TORONTO, ONTARIO — June 27, 2017 – Canada Goose Holdings Inc. (“Canada Goose” or the “Company”) (NYSE/TSX: GOOS) today announced the pricing of the public secondary offering of 12,500,000 subordinate voting shares to be sold by certain existing shareholders, including Bain Capital and certain members of the Company’s management, at a price to the public of US$20.75 per share. The underwriters have been granted a 30 day option to purchase up to 1,875,000 additional subordinate voting shares from certain of the selling shareholders. The Company will not receive any proceeds from the sale of subordinate voting shares associated with this offering or the exercise of the underwriters’ option to purchase additional shares. The Company’s subordinate voting shares are traded on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the ticker “GOOS”. The public secondary offering is expected to close on July 5, 2017, subject to the satisfaction of customary closing conditions.

CIBC Capital Markets, Credit Suisse, Goldman Sachs & Co. LLC and RBC Capital Markets are serving as joint book-running managers and as representatives of the underwriters for the offering. BofA Merrill Lynch, Morgan Stanley, Barclays, BMO, TD and Wells Fargo Securities are also acting as joint book-running managers and Baird, Canaccord Genuity and Cowen are acting as co-managers for the proposed offering.

The offering will be made only by means of a prospectus. A copy of the final prospectus relating to this offering, when available, may be obtained from any of the following sources:

•	CIBC Capital Markets, 22 Front Street West, Mailroom, Toronto, ON, M5J 2W5, by telephone at (416) 956-3636, or by email at michelene.dougherty@cibc.ca

•	Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, NY 10010, by telephone at (800) 221-1037, or by email at newyork.prospectus@credit-suisse.com

•	Goldman, Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, by telephone at (866) 471-2526, by facsimile at (212) 902-9316 or by email at prospectus-ny@ny.email.gs.com

•	RBC Capital Markets, LLC, Attention: Simon Yeung, Distribution Centre, RBC Wellington Square, 8th Floor, 180 Wellington St. W., Toronto, Ontario, M5J 0C2, by telephone at (416) 842-5349 or by e-mail at Distribution.RBCDS@rbccm.com

A registration statement relating to these securities was declared effective by the U.S. Securities and Exchange Commission on June 27, 2017.

The Company has obtained a receipt for a final short form base PREP prospectus filed with the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada on the date hereof. A copy of the supplemented short form PREP prospectus containing pricing information and other important information relating to the subordinate voting shares may, when available, be obtained from the underwriters at the addresses set out above and will be available on the SEDAR website at www.sedar.com under the Company’s profile.

No securities regulatory authority has either approved or disapproved of the contents of this press release. This press release is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Canada Goose

Founded in a small warehouse in Toronto, Canada in 1957, Canada Goose has grown into a global outerwear brand. Canada Goose is a designer, manufacturer, distributor and retailer of premium outerwear for men, women and children. The Company’s jackets are sold in 37 countries around the world, including in two owned retail stores and four e-commerce stores.

For press inquiries, please contact:

Jessica Liddell

ICR

203-682-8208

Jessica.Liddell@ICRinc.com